Exhibit 99.43
INTERIM
PETROFLOW ENERGY LTD.
CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Petroflow Energy Ltd.
Consolidated Balance Sheet
Expressed in Canadian Dollars
(Unaudited)

	March 31, 2008	December 31, 2007

Assets
Current assets
Cash and cash equivalents	$982,163	$801,804
Accounts receivable	7,305,895	4,931,126
Prepaids and other	201,723	289,727

	8,489,781	6,022,657

Investment in limited partnership	511,900	498,450
Property and equipment (note 3)	111,762,281	96,508,175

	$120,763,962	$103,029,282

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$21,038,986	$19,460,854
Risk management liabilities (note 9)	2,983,248	210,123
Current portion of obligation under capital lease (note 6)	4,690,657	3,498,531

	28,712,891	23,169,508

Bank loan (note 5)	66,007,051	52,957,826
Obligation under capital lease (note 6)	7,463,749	6,835,012
Risk management liabilities (note 9)	755,487	122,192
Asset retirement obligations (note 4)	805,567	861,488

	103,744,745	83,946,026

Shareholders’ equity
Share capital (note 7)	36,900,052	36,900,052
Warrants (note 7)	103,935	103,935
Contributed surplus (note 7)	3,660,735	3,369,281
Accumulated other comprehensive loss	(3,127,438)	(2,930,815)
Deficit	(20,518,067)	(18,359,197)

	17,019,217	19,083,256

	$120,763,962	$103,029,282

Commitments (note 8)
Subsequent events (note 13)
See accompanying notes to consolidated financial statements.
Approved by the Board of Directors:

Signed “Richard Clark”	Director	Signed “Donald Rowden”	Director

Petroflow Energy Ltd.
Consolidated Statement of Operations and Deficit
Expressed in Canadian Dollars
For the three months ended March 31,
(Unaudited)

	2008	2007
		Restated
		(note 14)
Revenue
Oil and natural gas sales	$10,220,110	$3,914,596
Royalties	(2,258,201)	(1,011,404)

	7,961,909	2,903,192
Interest and other	18,105	24,802

	7,980,014	2,927,994

Expenses
Operating	1,706,553	872,622
Transportation	118,741	106,701
Depletion and depreciation	2,188,125	1,121,219
Accretion	15,337	22,883
General and administrative	1,199,928	1,093,469
Stock-based compensation (note 7)	291,454	234,564
Interest and financing costs	1,574,018	987,918

	7,094,156	4,439,376

Net income (loss) before other items	885,858	(1,511,382)

Realized loss on derivative instruments	(77,988)	—
Unrealized loss derivatives instruments	(2,981,107)	(281,365)
Foreign exchange gain (loss)	14,357	(4,947)

Net loss	(2,158,880)	(1,797,694)
Deficit, beginning of the period	(18,359,187)	(10,999,503)
Change in accounting policy	—	(572,359)

Deficit, end of the period	$(20,518,067)	$(13,369,556)

Net loss for the period per common share
Basic and Diluted	$(0.07)	$(0.07)

Weighted average common shares outstanding
Basic and Diluted	29,242,344	24,858,902
See accompanying notes to consolidated financial statements.

Petroflow Energy Ltd.
Consolidated Statements of Comprehensive Loss
Expressed in Canadian Dollars
For the three months ended March 31
(Unaudited)

	2008	2007
		Restated
		(note 14)
Net loss	$(2,158,880)	$(1,797,694)
Other comprehensive loss
Foreign currency translation adjustment	(196,613)	(155,534)

Comprehensive loss	$(2,355,493)	$(1,953,228)

Consolidated Statement of Accumulated Other Comprehensive Gain (Loss)
Expressed in Canadian Dollars
For the three months ended March 31,
(Unaudited)

	2008	2007
		Restated
		(note 14)
Accumulated other comprehensive loss, beginning of year	$(2,930,815)	$278,418
Foreign currency translation adjustment	(196,613)	(155,534)

Accumulated other comprehensive loss, end of year	$(3,127,438)	$122,884

Petroflow Energy Ltd.
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
For the three months ended March 31
(Unaudited)

	2008	2007
		Restated
		(note 14)
Cash provided by (used in):

Operating activities
Net loss	$(2,158,880)	$(1,797,694)
Non-cash items:
Depletion and depreciation	2,188,125	1,121,219
Accretion	15,337	22,883
Unrealized loss on derivative instruments	2,981,107	281,365
Stock-based compensation	291,454	234,564

	3,317,143	(137,663)
Changes in non-cash working capital items	(2,427,557)	780,914

	889,586	643,251

Financing activities
Increase in bank loan	11,100,499	25,063,883
Repayment of notes payable	—	(16,553,880)
Capital lease payments	(520,777)	(70,960)
Net changes in non-cash financing activities	—	(258,916)

	10,579,721	8,180,127

Investing activities
Expenditures on property, plant and equipment	(12,186,047)	(12,583,853)
Net change in non-cash investing items	1,019,541	1,161,366

	(11,166,505)	(11,422,487)

Change in cash and cash equivalents	302,802	(2,599,109)
Effect of Foreign exchange rate on cash and cash equivalents	(122,444)	48,514
Cash and cash equivalents, beginning of period	801,804	3,165,256

Cash and cash equivalents, end of period	$982,163	$614,661

Cash interest paid	$724,411	$765,317
Cash interest received	$18,105	$—
Non-Cash capital expenditure through leases	$1,927,161	$15,198
See accompanying notes to consolidated financial statements.

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The unaudited interim consolidated financial statements of Petroflow Energy Ltd. (the “Company” or “Petroflow”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the consolidated financial statements of the Company for the year ended December 31, 2007 except as discussed in Note 2 below. These unaudited interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s restated annual consolidated financial statements and notes thereto for the year ended December 31, 2007.
2. CHANGES IN ACCOUNTING POLICIES
Capital Disclosures
Effective January 1, 2008, the Company adopted the following standards previously issued by the Canadian Accounting Standards Board (“AsSB”). In accordance with the transitional provision of these standards, theses changes were adopted prospectively with no restatement of prior periods. No impact to the earnings or cash flows of the Company was identified upon adoption.
On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures issued by the “AcSB. This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure. In addition, disclosures include whether companies have complied with externally composed capital requirements. The disclosures have been included in Note 9.
Financial Instruments Disclosures and Presentation
On January 1, 2008, the Company prospectively adopted the following new standards issued by the AcSB: Financial Instruments – Disclosure (Section 3862) and Financial Instruments – Presentation (Section 3863). These accounting standards replaced Financial Instruments – Disclosure and Presentation (Section 3861). The disclosures required by Section 3862 provide additional information on the risks associated with our financial instruments and how we manage those risks. The additional disclosures required by these standards are provided in Note 9.
New Accounting Pronouncements
In February 2008, the AcSB issued Section 3064, Goodwill and Intangible Assets and amended Section 1000, Financial Statement Concepts Clarifying the criteria for the recognition of assets, intangible assets and internal developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted. The Company is currently evaluating the impact these sections may have on its results of operations and financial position.
In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (IFRS) by 2011 and The Company will be required to report according to IFRS stands for the year ended December 31, 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosure.

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
3. PROPERTY AND EQUIPMENT

		Accumulated
		depletion &
March 31, 2008	Cost	depreciation	Net book value

Petroleum and natural gas interests and the equipment thereon	$125,883,029	$(14,359,031)	$111,523,998
Office Equipment	331,707	(93,424)	238,283

	$126,214,736	$(14,452,455)	$111,762,281

December 31, 2007

Petroleum and natural gas interests and the equipment thereon	$107,151,998	$(10,818,198)	$96,333,800
Office Equipment	247,121	(72,746)	174,375

	$107,399,119	$(10,890,944)	$96,508,175

At March 31, 2008, oil and gas properties included $429,996 (December 31, 2007 — $416,346) relating to unproved properties, the cost of which has been excluded from the depletion calculation. At March 31, 2008 future development costs of $98,229,056 (December 31, 2007 — $102,386,633) on proved undeveloped land are included in the depletion calculation.
The Company did not capitalize any general and administrative costs during the period.
Included in property and equipment at March 31, 2008 are assets under capital lease totaling $13,816,036 (December 31, 2007 — $11,428,527) that are being depleted along with the Company’s other oil and gas assets.
4. ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites and processing facilities, all of which have estimated costs to abandon and reclaim that will be incurred in the future. As at March 31, 2008, the Company estimated that undiscounted cash flows of $4,288,943 (December 31, 2007 — $4,046,077) are required to settle its asset retirement obligations which are expected to be incurred between 2008 and 2048. An inflation rate of 2% and a credit-adjusted risk-free rate of 8% were used to calculate the fair value of the asset retirement obligations as at March 31, 2008. Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.
5. BANK LOAN
On March 31, 2008 the Company had a U.S. $100,000,000 revolving credit facility with a U.S. based bank. This facility is dependent upon continued yearly reserve additions, with current availability of U.S. $64,500,000 made up of a primary “A” facility of U.S. $58,500,000 bearing interest at LIBOR plus 2.5% and a “B” Facility of U.S. $6,000,000 with an interest rate of LIBOR plus 4.0%. with a maturity date of August 25, 2008. Subsequent to March 31, 2008, the

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
Company negotiated a new facility. The new facility totaling U.S. $200,000,000 with current availability of U.S. $88,000,000. The facility has a maturity date of January 1, 2012, relating to the primary “A” facility and January 1, 2010 relating to “B” facility. Consequently the bank loan has been classified as a long term liability. As at March 31, 2008 a total of $66,007,051 (U.S. $64,472,603) was drawn on this facility. (December 31, 2007 — $52,957,826 (U.S. $53,422,603)). For the three months ended March 31, 2008 $993,029 (U.S. $988,512) was incurred as interest expense on the revolving credit facility.
As at March 31, 2008 the Company was either in compliance with its debt covenants or had received a waiver by the bank of specific defaults.
6. OBLIGATION UNDER CAPITAL LEASE
A summary of the Company’s obligation under capital lease is as follows:

2008	$3,552,100
2009	4,617,167
2010	5,881,205

Total minimum lease payment	14,050,472
Less amount representing annual interest at 12.0%	(1,896,066)

12,154,406
Less current portion	(4,690,657)

$7,463,749

7. SHARE CAPITAL
a) Authorized
An unlimited number of Common shares, with one vote per share and an unlimited number of Preferred shares, issuable in series (no Preferred Shares have been issued to date).
b) Outstanding and Issued:

	Number of
	Shares	Amount

Balance at December 31, 2007, and March 31, 2008	29,242,344	$36,900,052

c) Warrants:

	Number of
	Warrants	Amount

Balance at December 31, 2007, and March 31, 2008	1,692,000	$103,935

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
d) Stock-based compensation plan
The Company maintains a stock option plan, which is governed by the Compensation Committee. All directors, officers and certain employees and consultants are eligible to participate in the plan. Under the plan, the Company may grant options for up to 10% of the issued and outstanding common shares. The aggregate number of options that may be granted to any one individual (excluding consultants) must not exceed five percent of the total issued and outstanding common shares and must not exceed two percent of the total issued and outstanding common shares for those granted to consultants. Options are granted at exercise prices equal to the estimated fair value of the shares at the date of grant and, with the exception of 200,000 options granted to a consultant, vest 30% on the date of grant, with an additional 20% vesting on each of the first and second anniversary of the date of grant and an additional 15% vesting on each of the third and fourth anniversary of the date of grant. Options expire on or before five years from the date of grant. The 200,000 options granted to the consultant expire on or before two years from the date of grant and vest 25% every three months from the date of grant.
A summary of the status of the Company’s stock option plan at March 31, 2008 is presented below:

	2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	Options	exercise price	Options	exercise price

Outstanding, beginning of period	2,476,200	$2.01	2,080,300	$1.93
Granted	50,000	1.80	638,500	2.39
Exercised	—	—	(94,600)	0.80
Cancelled	—	—	(148,000)	3.39

Outstanding, end of period	2,526,200	$2.00	2,476,200	$2.01

Fair Value of Options:
Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time-frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions for the three month period ended March 31:

	2008	2007

Dividend yield	0%	0%
Expected volatility	78%	102%
Risk free rate of return	3.87%	3.87%
Expected option life	2 - 5 years	2 - 5 years

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
Contributed Surplus:

	2008	2007

Balance, beginning of year	$3,369,281	$1,668,319
Stock-based compensation expense	291,454	1,261,763
Expired Warrants	—	521,500
Exercise of stock options	—	(82,301)

Balance, end of period	$3,660,735	$3,369,281

8. COMMITMENTS
On August 2, 2006, the Company signed two contracts whereby, effective at the end of July 2006, two drilling rigs were made available to the Company for its drilling program in Oklahoma. One rig has been contracted to the Company at a cost of U.S. $17,000 per day for two years, and the other at U.S. $17,000 per day for three years. Both rigs have been fully utilized by the Company’s capital program, and no stand-by fees have been incurred.
In April 2007 the Company signed a third drilling rig contract with the same service provider for a newer rig to be available in June of 2007 at a rate of U.S. $22,000 per day for three years. The Company has the option under this third contract to, with 45 days written notice, switch one of the older rigs available under the August 2006 contracts for this newer rig should the Company not need a third rig.
9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, risk management liabilities and bank loan. Risk management liabilities arise from the use of derivatives. Discussions of risk associated with financial liabilities, fair values of financial liabilities and summarized information related to risk management positions are detailed below:
Risks associated with financial liabilities
The Company is exposed to financial risks from its financial liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates, credit and liquidly risks.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk comprises foreign exchange risk, interest rate risk and commodity price risk discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is not to use derivative financial instruments for speculative purposes.

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
Crude Oil – The Company has partially mitigated is exposure to the WTI NYMEX price with option contracts.
Natural gas – The Company has partially mitigated the natural gas commodity price risk by entering into fixed price swaps and option contracts. As disclosed below:
Natural Gas

	Volume per
Period	day (mmbtu)	Call Price	Put Price

January 1, 2008 - March 31, 2008	350	$10.90	$7.25
January 1, 2008 - March 31, 2008	350	None	$7.25
January 1, 2008 - March 31, 2008	1,750	$12.10	$7.50
January 1, 2008 - March 31, 2008	2,000	$9.50	$8.00

April 1, 2008 - September 30, 2008	350	$9.50	$6.00
April 1, 2008 - September 30, 2008	350	None	$6.00
April 1, 2008 - October 31, 2008	1,750	$9.70	$6.50
April 1, 2008 - October 31, 2008	2,000	$10.20	$7.00
April 1, 2008 - October 31, 2008	3,000	$10.70	$8.00

November 1, 2008 - March 31, 2009	1,750	$11.40	$7.50
November 1, 2008 - March 31, 2009	2,000	$11.20	$8.00
November 1, 2008 - March 31, 2009	3,000	$13.55	$8.00

April 1, 2009 - September 30, 2009	2,000	$10.08	$7.00
April 1, 2009 - October 31, 2009	3,000	$9.03	$8.00

October 1, 2009 - December 31, 2009	2,000	$10.80	$7.50
The Company will also participate in the following physical hedges for 2008 for the three months ended March 31, 2008:
Approximately 775 mmbtu per day at a swap price of $7.00
Approximately 650 mmbtu per day at a swap price of $7.07
Crude Oil

	Volume per
Period	day (mmbtu)	Strike p	Call Price	Put Price

January 1, 2008 - March 31, 2009	75		$72.80	$65.00
January 1, 2008 - December 31, 2008	75		$107.50	$75.00
January 1, 2009 - December 31, 2009	75		$100.50	$75.00
The estimated fair value of all of the above contracts at March 31, 2008 is a current liability of $2,983,249 (December 31, 2007 – $210,123) and long term of $755,486 (December 31, 2007 — $122,192).
Interest Rate Risk
The Company is exposed to interest rate risk on bank indebtedness to the extent of changes in the interest rate of LIBOR. At March 31, 2008, a one percent increase or decrease in the interest rate on debt amounts to $165,000 impact to net income for the three months ended March 31, 2008. The Company had no interest rate swap or financial contracts in place as at or during the three months ended March 31, 2008.

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
Foreign Exchange Risk
The Company’s significant operations are in the U.S. and the functional currency of its U.S. subsidiary’s operations is the U.S. Dollar (self sustaining operation). As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period. Assets and liabilities are translated at the period-end exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders equity.
The Company’s foreign exchange gain (loss) is primarily comprised of unrealized foreign exchange gains and losses on the translation of its net assets in the U.S. subsidiary. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in $73,000 in foreign exchange (gain) loss at March 31, 2008 which would be recognized in other comprehensive income.
Fair value of Financial Assets and Liabilities
The Company’s financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, investment in limited partnership, accounts payable and accrued liabilities and the bank loan. The carrying values of these financial instruments other than investment in limited partnership and bank loan approximate their fair market value due to their demand nature or relatively short periods to maturity. The fair value of the unquoted investment in limited partnership cannot be practically determined. The carrying value of the bank loan approximates its fair value as the interest is charged at current market rates. Risk management (liabilities) assets are marked to market at the end of each balance sheet date.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and petroleum and natural gas marketers. As at March 31, 2008, Petroflow’s receivables consisted of $1,789,717 from joint venture partners, $4,903,776 from petroleum and natural gas marketers and $612,402 from other receivables.
Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Petroflow’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large purchasers. The Company historically has not experienced any collection issues with its petroleum and natural gas marketers. Joint venture receivables and other receivables are typically collected within one to three months of the joint venture bill being issued to the partner. Petroflow attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are from participants in the petroleum and natural gas sector, and collection of the outstanding balances is dependent on industry factors, such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling. In addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. Petroflow does typically obtain collateral through cash calls from its joint venture partners; however, does not obtain collateral from petroleum and natural gas marketers. The Company does have the ability to withhold production from joint venture partners in the event of non-payment.
Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in less than 90 days. Petroflow manages the credit exposure related to short-term investments by selecting counterparties based on credit ratings and monitors all investments to ensure a stable

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
return, avoiding complex investment vehicles with higher risk. Petroflow has no investments in asset-backed commercial paper.
The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure. Petroflow did not have an allowance for doubtful accounts as at March 31, 2008 and 2007 and did not provide for any doubtful accounts nor was it required to write-off any receivables during the three months ended March 31, 2008 and 2007.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. Petroflow’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation. Petroflow prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.
Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, Petroflow has a revolving reserves based credit facility, as outlined in note 5 that is reviewed by the lender.
Capital Management

	March 31,	December 31,
	2008	2007

Bank debt	$66,007,051	$52,957,826
Working capital deficiency	20,223,111	17,146,851

Net debt	86,230,162	70,104,677
Shareholders’ equity	17,019,217	19,083,256

Total capitalization	$103,249,379	$89,187,933

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt and working capital. In order to maintain or adjust the capital structure, the Company may, from time to time, issue shares and adjust its capital spending to manage current and projected debt levels.
As the Company is in a development stage its primary focus is on increasing the proved and probable reserve value attributable to its property plant and equipment and maintaining the ratio of its overall indebtedness to proved plus probable reserves (discounted at 10%) at less than 1:3. As of March 31, 2008, the latest date for which the Company had independent reserve information, that ratio was 1:4.8. The Company also monitors capital based on the ratio of net debt to annualized funds from operations before deducting interest expense. This ratio is calculated as net debt, defined as outstanding bank debt plus or minus working capital, divided by funds from operations before interest and changes in non-cash working capital for the most recent calendar quarter, annualized (multiplied by four) and future expected cash flows on an annual basis. Funds from operations is calculated based on cash provided by operating

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
activities before changes in non-cash working capital and expenditures on asset retirement obligations. The Company’s strategy is to maintain a ratio of net debt to annualized funds from operations within debt covenants established under its banking facility. As at March 31, 2008, the Company’s ratio of net debt to annualized cash flow before interest was 4.9 to 1, which is within debt covenants established under its banking facility.
This ratio may increase at certain times as a result of acquisitions and/or large capital projects. In order to facilitate the management of these ratios, the Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors, including current and forecast prices, successful capital deployment and general industry conditions. The annual budgets are approved by the Board of Directors.
Petroflow is subject to certain financial covenants in its credit facility agreements. As at March 31, 2008 the Company was either in compliance with its debt covenants or had received a waiver by the bank of specific defaults.
The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2008.
10. RELATED PARTIES
As at March 31, 2008, $nil (December 31, 2007 — $3,032) was due to Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon, as operator of one of the Company’s producing properties. Additionally, $195,000 is owed by the Company to MOG (December 31, 2007 — $220,000) in respect of a bank loan in which MOG is the borrower of record with the bank. MOG is charging the Company interest equal to its rate of interest (prime plus one), and the loan is secured by the property.
For the three months ended March 31, 2008, legal fees totaling $150,477 (year ended December 31, 2007 — $333,838) were charged to the Company by the Company’s legal counsel where a director of the Company is a partner in the law firm.
For the three months ended March 31, 2008, $nil (December 31, 2007 — $38,525) was charged to the Company by a director of the Company for services rendered.
As at March 31, 2008, $517,145 (December 31, 2007, $384,725) was due to the Company by a joint interest partner in which a director of the Company has an interest.
All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
11. SEGMENTED INFORMATION
The Company conducts its business in two geographic segments: Western Canada and Mid-Western United States. A summary of segmented information for the three month periods ended March 30, 2008 and 2007 is presented below.

Three months ended March 31, 2008	Canada	USA	Consolidated

Oil and gas sales	$235,961	$9,984,149	$10,220,110
Total revenue	179,462	7,800,552	7,980,014
Operating expenses	74,432	1,632,121	1,706,553
Depletion and depreciation	210,716	1,977,409	2,188,125
General and administrative expenses	634,411	565,517	1,199,928
Interest expense	1,605	1,572,413	1,574,018
Loss before other income	(726,333)	1,612,191	885,858
Total Capital expenditures	10,373	18,556,738	18,567,111
Property and equipment	4,845,300	106,916,981	111,762,281
Total assets	10,454,787	110,309,175	120,763,962

Three months ended March 31, 2007 (Restated)	Canada	USA	Consolidated

Oil and gas sales	$419,955	$3,494,641	$3,914,596
Total revenue	304,180	2,623,814	2,927,994
Operating expenses	59,578	813,044	872,622
Depletion and depreciation	140,968	980,251	1,121,219
General and administrative expenses	321,033	772,436	1,093,469
Interest expense	7,904	980,014	987,918
Loss before other income	(467,236)	(1,044,146)	(1,511,382)
Total Capital expenditures	603,736	11,811,744	12,415,480
Property and equipment	10,675,960	58,377,839	69,053,799
Total assets	11,144,946	63,741,222	74,886,168
12. COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
13. SUBSEQUENT EVENTS
Effective April 11, 2008, the Company entered into an amended credit facility agreement (the “New Facility”). The New Facility is a $US 200,000,000 credit facility composed of two tranches, “A” and “B”. In total the Company increased its available borrowing capacity by U.S. $23.5 million to a total of U.S. $88.0 million. The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of $US 82 million. Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed. The “B” tranche matures on January 1, 2010, has a borrowing base of $US 6 million, and bears interest at LIBOR plus 4%. In the New Facility, Guaranty Bank has assumed the role as lead agent with

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
Texas Capital Bank acting as co-agent. Substantially all other terms remain the same as the Company’s previous loan facility.
Subsequent to March 31, 2008, the Company entered into a purchase and sale agreement to sell its San Juan Basin coal bed methane property. The sale, closed on May 22, 2008 for gross cash proceeds of $US 29 million.
14. RESTATEMENT OF MARCH 31, 2007 COMPARATIVE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
     STATEMENTS
The March 31, 2007 unaudited interim comparative consolidated financial statements have been restated to correct the foreign translation of the Company’s wholly-owned U.S. subsidiary. The Company had, in error, previously determined the functional currency of the U.S. subsidiary operations to be the Canadian dollar. However, based on a detailed review of the facts and circumstances, management has concluded that the functional currency of the U.S. subsidiary is the U.S. dollar and restated the 2007 annual financial statements to reflect this. As a result, the comparative March 31, 2007 financial information has been adjusted to reflect the translation of the U.S. subsidiary operation as self-sustaining. Assets and liabilities are translated at the spot rate in effect at the balance sheet date, and the consolidated statements of operations and cash flows are translated at the average exchange rate in effect during the period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive income (loss) in shareholders’ equity.
The error correction has had no net impact on cash balances previously reported, however certain amounts previously reported in the consolidated statement of cash flows have been restated to reflect the following adjustments, including expenditures on property and equipment, amortization expense, changes in non-cash working capital, and unrealized foreign exchange gains and losses. Certain balances on the cash flow statement have been restated to reflect translation at an average exchange rate where they were previously reported as a period end exchange rate.
Impact of Restatement on March 31, 2007 Consolidated Financial Statements
The Company has restated its opening and closing balance sheet for March 31, 2007, as well as the consolidated statement of operations and comprehensive loss and deficit and cash flows for the three month period ended March 31, 2007 as follows:
•	Adjust property and equipment by $36,300, with a corresponding adjustment to other comprehensive income account, as a result of the remeasurement from historical to current foreign exchange rates at March 31, 2007.

•	Adjustment to decrease amortization expense and increase property and equipment by $558 to correct the calculation of amortization expense.

•	Adjustment to remove previously recognized foreign exchange loss of $127,130 from the statement of operations to a component of accumulated other comprehensive income (loss).

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
The effect of the restatement as at March 31, 2007 on the consolidated statements of operations and cash flows for the three months then ended is as follows:

	As previously
	reported	Restatement	As restated
Three months ended March 31, 2007	$	$	$

Expenses
Foreign exchange gain (loss)	(132,077)	127,130	(4,947)
Amortization	1,121,777	(558)	1,121,219
Net loss for the period	(1,925,382)	127,688	(1,797,694)
Accumulated comprehensive loss for the period	—	(1,953,228)	(1,953,228)
Deficit – End of period	(13,837,344)	467,788	(13,369,556)
Net loss per share	0.08	0.01	0.07

	As previously
	reported	Restatement	As restated
Three months ended March 31, 2007	$	$	$

Consolidated Statement of Cash Flows
Operations	648,175	(4,924)	643,251
Financing	8,055,344	124,783	8,180,127
Investing	(11,254,114)	(168,373)	(11,442,487)
Effect of foreign exchange rates on cash	—	48,514	48,514
Change in cash and cash equivalents	2,550,595	(48,514)	(2,599,109)
Cash – End of period	614,661	—	614,661

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
CORPORATE INFORMATION

Directors	Officers
Richard Clark	Richard Clark
Chairman	Chairman
Partner, Gowling Lafleur Henderson LLP
Joseph Blandford
Joseph Blandford	Vice Chairman
Vice Chairman
Chairman, Engineering Foundation Advisory Board	John Melton
President & Chief Executive Officer
Donald J. Rowden
Chief Executive Officer, MacSema Inc.	Sandy Andrew
Executive Vice President & Chief Operating Officer
Richard Azar, II
Director	Duncan Moodie
Chief Financial Officer
John Melton
President & Chief Executive Officer	Kevin Davis
Senior Vice President, Corporate Development

Duncan Moodie
Chief Financial Officer	Patricia Leeson
Corporate Secretary
Auditors
PricewaterhouseCoopers LLP	Louis Schott
Calgary, Alberta	Associate Corporate Secretary

Registrar and Transfer Agent	Sally Fletchinger
Valiant Trust Company	Corporate Controller
Calgary, Alberta

Legal Counsel	Corporate Office
Gowling Lafleur Henderson LLP	Petroflow Energy Ltd.
970, 717 – 7th Avenue SW
Bankers	Calgary, Alberta T2P 0Z3
National Bank of Canada	Telephone: (403) 539-4320
Texas Capital Bank	Facsimile: (403) 705-0488
Guaranty Bank	Contact: Duncan Moodie
Email: dmoodie@petroflowenergy.com

Stock Exchange Listing
TSX Venture Exchange
Symbol: PEF

Petroflow Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the three months ended March 31, 2008
(Unaudited)
Caution to the Reader
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The risks, uncertainties and other factors that could influence actual results are described in Petroflow’s annual reports to the shareholders and other documents filed with regulatory authorities.